Mail Stop 4561

October 15, 2007

Jeffrey Binder
927 Lincoln Road
Suite 200
Miami, FL 33139

>   **Re: Fearless International Inc**
>   **Form 10-KSB for Fiscal Year Ended March 31, 2007**
>   **Form 10-QSB for Fiscal Quarter Ended and June 30, 2007**
>   **File No. 000-52159**

Dear Mr. Binder:

We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Balance Sheet, page F-3

1.   We note that the company incurred a net loss of $3,345,905 as of March 31, 2007,
        and $739,398 as of June 30, 2007, even though it is being labeled as net income
        within the equity section of the respective balance sheets. Please tell us how you
        considered SFAS 7 as it requires any cumulative net losses to be described with a
        caption such as "deficit accumulated during the development stage" in the
        stockholders' equity section within the balance sheet.

Consolidated Statement of Changes in Shareholders' Equity, page F5

2.   We note that 500,000 shares of the company's common stock valued at
        $1,175,000 were issued in relation to a settlement. Given the significance of this
        amount, please explain to us the nature of this transaction and the consideration
        given to disclosing such information within the footnotes of the financial
        statements.

3.   We also note that $569,735 was recognized as sale of stock. Assuming that
        shares were issued in relation to this transaction, clarify to us how the issuance of
        such stock is being reflected within the company's financial statements.

Note 1 – Nature of Business and Operation, page F7

4.   We note that 27,000,000 shares of the company's common stock were issued to
        members of Fearless Yachts in exchange for all issued and outstanding
        membership interests in Fearless Yachts. As a result, the members of Fearless
        Yachts own approximately 47% of the 57,100,000 shares of the company's
        common stock issued and outstanding. Given that 3,250,000 shares were issued
        and outstanding as of September 30, 2006, please clarify to us when the
        remaining 26,850,000 shares were issued and the consideration given of
        disclosing such material information in a Form 8-K.

5.   We also note that $843,824 was recognized as APIC in relation to the reverse
        merger of New Era. Explain to us how the reverse merger acquisition was
        recognized in the company's financial statements. In addition, tell us what
        consideration was given to presenting APIC relating to the merger retroactively to
        the beginning of the earliest period presented in the consolidated statement of
        changes in shareholders' equity (deficit).

Note 3 – Bridge Loans Payable and Warrants, page F8

6.   We note that the warrants issued, along with the secured promissory notes, have a
        registration rights provision for liquidating damages. We also note that it was
        concluded that the liquidating damage feature does not have to be separately
        valued based on the open items in relation to EITF 05-4. Explain to us how
        paragraphs 12-32 of EITF 00-19 and FSP EITF 00-19-2 were considered in your
        analysis in determining whether the warrants should have been accounted for
        separately as a liability under EITF 00-19.

Jeffrey Binder
Fearless International Inc
October 15, 2007
Page 3

10-QSB for the quarter ended June 30, 2007

Financial Statements and Notes

Condensed Consolidated Statement of Operations

7.   We note that $309,789 was recognized as revenue and $222,126 was recognized as construction in progress as of June 30, 2007. Please tell us and disclose in future filings your revenue recognition policy.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant